Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$59,460	$13,907	$100,167	$64,080
Interest and other debt expense (1)	15,445	54,732	32,862	70,322
Interest portion of rental expense	139	127	228	274
Earnings before fixed charges	$75,044	$68,766	$133,257	$134,676

Fixed charges:
Interest and other debt expense (1)	$15,445	$54,732	$32,862	$70,322
Interest portion of rental expense	139	127	228	274
Capitalized interest	58	62	147	129
Total fixed charges	$15,642	$54,921	$33,237	$70,725

Ratio of earnings to fixed charges	4.80	1.25	4.01	1.90
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(1) Includes a loss on early extinguishment of debt of $2.1 million for the six months ended June 30, 2013 and $38.7 million for each of the three and six months ended June 30, 2012.